FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script related to Registrant’s conference call held on May 15, 2008 after the announcement of Registrant’s results for the quarter ending March 31, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 26, 2008

CONFERENCE CALL SCRIPT
May 2008

Ayelet Shaked

Good morning and good afternoon. Thank you for joining us today for Gilat’s first quarter 2008 results conference call. Before we get started I’d like to remind everyone that today’s call contains forward looking statements. Such forward looking statements involve risks and uncertainties. The actual results may differ materially from such forward looking statements. Gilat Satellite Networks Ltd. does not undertake to publicly or privately update or revise its forward looking statements even if experience or future changes make it clear that any projected results, expressed or implied, will not be realized.

That said, on the call this morning is Gilat’s Chairman of the Board and Chief Executive Officer, Amiram Levinberg and Tal Payne, Chief Financial Officer. Amiram?

Amiram

Thank you, Ayelet. Good day everyone.

For today’s call, I will go over our business highlights for the first quarter, key financial indicators, and then elaborate about our different market segments.

After this, Tal will take you through the detailed financial results and then I’ll summarize. We will open the floor for questions right after this. Obviously, the merger transaction is on the top of everyone’s minds and we will provide you with as much insight as possible on this subject.

Our financial results for this quarter show continued improvement in year over year revenues and operating income.

In the developed markets, we saw widespread activity in the U.S., with significant deals in the enterprise and lottery segments.

In the emerging markets, our new SkyEdge II platform is gaining market traction.

In addition, we announced this quarter that our SkyEdge platform was deployed for maritime applications, by Petrobras, a major Brazilian Oil & Gas company; We also had a major network expansion for Russian Post.

This quarter, we signed a teaming agreement with Airspan for WiMAX products, which I will elaborate on later in the call. As mentioned, I will also provide additional details on the merger agreement.

Moving to the financial indicators summary slide, quarterly revenues increased from $68 million in the first quarter of 2007 to $70.5 million in this quarter.

The net income for this quarter, excluding the $0.7 million merger transaction expenses, increased to $5.3 million, from $4.9 million in the first quarter of 2007. Tal will go into more details on our financials a bit later.

Delving into a little more detail on our business during the first quarter, I will begin with the developed markets.

Spacenet had enhanced activity in the lottery segment, with two major rollouts, in New Mexico and South Carolina. Spacenet is providing a turnkey solution which includes VSAT installations for both of these projects.

On the Enterprise front, Spacenet signed a contract to provide InterContinental Hotels Group, an upgraded satellite data network and managed network services to 2,500 locations across the United States and Canada. IHG is one of the world’s largest hotel groups by number of rooms and operates seven hotel brands. The VSAT network provides optimized support for IP based applications and enables improved ‘check in and check out’ efficiency at the hotels. IHG is upgrading its existing satellite network to Spacenet’s SkyEdge VSAT platform for faster speeds, advanced functionality and improved network availability to support expanding applications. Spacenet is also providing managed network services that ensure maximum reliability, and serves as a single point of contact for the management of IHG’s network services and Level 1 Help Desk.

On the Government side, Spacenet signed a teaming agreement with Arrowhead Global Solutions, a subsidiary of CapRock Communications and a premier provider of integrated global communications solutions for government organizations. The teaming agreement will enable Arrowhead to offer Spacenet’s Cisco integrated Connexstar satellite services, including carrier-class voice, secure data transmission, and two-way video communications – all in a pre-packaged off-the-shelf solution. Spacenet in turn will serve as a sub-contractor on various Arrowhead government contract vehicles. Spacenet’s solutions meet the varying operational requirements of government agencies and support truly converged communications of voice, video and data through its pre-packaged Connexstar services. Together Arrowhead and Spacenet will offer government clientele a broader range of mission critical communication services including fixed and transportable solutions for rapid deployment and disaster recovery; and continuity of operations planning (COOP) connectivity.

Now I’d like to turn to the Emerging Markets.

Our new advanced SkyEdge II, which was officially launched in the previous quarter, is gaining momentum in the market. It has been successfully tested by several customers including long-time customers in Africa and Latin America utilizing 16APSK modulation for the Outbound and 8PSK modulation for the Inbound. This achievement demonstrates our technology leadership, offering customers the highest bandwidth efficiencies available. We are pleased to report that we have been receiving orders from both existing and new customers for the SkyEdge II.

This includes an order recently announced from Colombia’s Axesat, one of Latin America’s leading satellite service providers, for the deployment of a 1,500-site SkyEdge II broadband satellite network. Axesat will use the Gilat SkyEdge II VSATs to provide enterprises in Latin America with private networking services including interactive data, broadband Internet access, and Voice over Internet Protocol (VoIP). Axesat is a long time customer of Gilat, having deployed Gilat 360e and SkyEdge networks in the past.

On another front, we announced this quarter that our SkyEdge network is now being utilized for maritime off-shore applications. It was deployed by Petrobras, a major Brazilian Oil & Gas company. Petrobras is using the SkyEdge VSAT network for a variety of interactive web, video, SCADA, and telephony applications. The VSATs provide connectivity between Petrobras’ Rio de Janeiro headquarters, its remote offices throughout Brazil, gas stations, pipelines, and among its offshore oil platforms, vessels and exploration sites. SkyEdge is providing primary communication links in regions where broadband terrestrial connectivity is unreliable or unavailable as well as backup connectivity to other sites.

Last on the emerging markets, I’d like to note that we have recently entered into a purchase and global marketing agreement with Airspan, a leading provider of WiMAX broadband wireless access networks. According to the terms of the agreement, Gilat will resell Airspan’s WiMAX products worldwide, on a non-exclusive basis. It is worth mentioning that since entering into the agreement in Q1, we have received two initial small orders.

As I mentioned in the previous quarter, in Colombia, we are currently re-negotiating with the Colombian Government certain terms of the contracts relating to its networks, including the operational milestones criteria in a manner that better reflects the economic and social conditions in the areas in which service is provided. These negotiations are still underway.

Now moving to what I believe is on most of your minds, the merger agreement. As stated in a press release we issued several weeks ago, we have entered into a definitive merger agreement for the Company to be acquired by a consortium of private equity investors in a transaction valued at approximately $475 million. Under the terms of the agreement, Gilat shareholders will receive $11.40 per share in cash. Upon the closing of the transaction, Gilat’s ordinary shares would no longer be traded on NASDAQ or the Tel Aviv Stock Exchange.

The closing of the transaction is subject to shareholder approval, certain regulatory approvals and other customary closing conditions. The Company and Purchasers are working diligently to meet the goal of closing the transaction in the third quarter of 2008. Filings to the FCC and Antitrust applications in the US have already been made. Other regulatory approvals in Israel and in the US are also in process. The Proxy for a shareholder meeting to vote on the merger agreement is expected to be mailed in the last week of May. The Shareholders meeting is expected to be convened for the first week in July.

Our Board of Directors has always focused on long term shareholder value and they have endorsed this transaction since they believe it’s in the best interest of our shareholders. We believe that this transaction recognizes the value of Gilat’s strong market position and product portfolio, while providing our shareholders with an attractive cash offer.

That concludes our business overview. Now I would like to turn over the call to Tal Payne, our CFO, who will review the financials. Tal?

Thank you very much Amiram. Good morning and afternoon everyone.

I would like to share with you our first quarter results and provide details of the financials.

Before I dig into the numbers, let me remind you that our GAAP financial results include the impact of SFAS-123R, the inclusion of equity based compensation expenses in the P&L. In our press release, which has been posted on our website, we are presenting GAAP and non-GAAP results and reconciliation tables which highlight this data.

Revenues for the first quarter were $70.5 million, compared to $68 million in the first quarter of 2007, an increase of 4%.

This increase comes mostly from sales in Africa, Asia and North America, off-set by the continued deferral of revenues in the amount of $3.7 million per quarter relating to the projects in Colombia, as mentioned by Amiram.

Our first quarter 2007 results included such revenues. I would like to point out that while we are not presently recognizing the revenues from the projects in Colombia, we continue to record all related expenses.

Our gross margin for the first quarter was approximately 36%, unchanged from the first quarter of 2007.

As a reminder, the mix of equipment and services, the size of our deals and the timing in which transactions are consummated, significantly affect when transactions are recognized and as such, we are subject to lumpiness in our business which can lead to quarter to quarter fluctuations. Net R&D expenses increased from $4.0 million in Q1 2007 to $4.3 million this quarter, mainly as a result of a delay in the approval of our grants by the office of the Chief Scientist in the amount of $0.3 million.

The operating income for the quarter reflects the continuing devaluation of the Dollar vs. the Israeli shekel. Nonetheless, our operating income for the quarter increased to $4.0 million, up from $3.8 million in the first quarter of 2007.

Our net financial income for this quarter was $0.8 million, compared to financial income of $1.5 million in the same quarter in 2007. The reduction is attributed mainly to the decrease in interest rates and the global devaluation of the dollar.

This quarter, we incurred third party expenses in the amount of approximately $0.7 million relating to the merger transaction.

During the quarter, we received a cash dividend from an associated company resulting from the sale of approximately 13% of GVT Brazil shares in which we hold approximately 1.3%. As a result we recorded $1.2 million in other income and $0.3M of tax expenses.

Our GAAP net income for the first quarter of 2008, was $4.6 million or 0.11 cents per diluted share, compared to a net income of $4.9 million or 0.12 cents per diluted share for the first quarter of 2007.

At the end of the quarter, our cash balances, including marketable securities and restricted cash amounted to $196.6 million.

Our trade receivables at the end of the quarter were $50.9 million. The increase in account receivable is attributed mainly to a specific project, in Africa which is covered by letter of credit and will be collected over the next months.

Our inventories reduced to $20.4 million, down from $24.8 million at the end of the previous quarter. The decrease was attributed mainly to the delivery of a specific project in Africa for which we purchased inventory in the previous quarter.

Our shareholder’s equity continued to increase from $227.8 million at the end of the fourth quarter to $233.8 million at the end of the first quarter mainly as a result of the quarter’s net income.

Now I’d like to turn the call back to Amiram. Amiram?

Amiram:
Thank you Tal,
That concludes our review. We would now like to open the floor for questions. Operator?

I’d like to thank you for joining us for this quarter’s call.
Good afternoon and good bye.

If needed:

Amiram:

I just want to thank Tal for being a truly wonderful colleague and trusted advisor. On behalf of the entire Gilat family, Tal, I want to express our gratitude for all your achievements in your nine years in Gilat, and to wish you continued success in the years to come.

Tal:

I have been privileged to be the CFO of Gilat for the past three years and a part of Gilat for the past nine years and now its time to say goodbye.

I hope that through the years, you have found my service beneficial to all of you. I want to thank everyone at Gilat as well as all of you for the things I learned from you over the years and your support. I appreciate the friendship created with many of you and believe that our ways will cross in the future.

Questions & Answers

Operator

(OPERATOR INSTRUCTIONS), Jennifer Adams, Cowen & Co.

Jennifer Adams – Cowen & Co. Analyst

It’s Jennifer on behalf of Tom Watts. Congratulations on the strong quarter. You mentioned in your presentation and in your press release your deal with InterContinental Hotels Group. It sounds like a fairly big deal. Could you give me a little more flavor what kind of demand you see in the US, and if there is more opportunities like this coming down the road?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

I would say the following, InterContinental is a customer of ours for quite a few years by now. And from time to time, we offer customers to change technology to a newer technology, which will actually expand their applications and the performance of the network. This is a typical deal of that size. Without going into too many (inaudible), I would say that we’ll probably have other deals like this.

Jennifer Adams – Cowen & Co. Analyst

Excellent. You also highlighted your deal with the Russian Post. Again, I know Eastern Europe has been a strong market. Could you give a little bit more color on just demand from that part of the world?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

Russian Post, we started – it’s a very very big company, kind of similar to the US Postal Service in the US. It started only as a fairly small project in Siberia for like – and East Russia for like 500 sites. Now it has expanded to another additional 1000 sites. Generally speaking, I would say that there was some sort of booming (inaudible) in VSATs in 2007 in Russia, because for the first time, duties were reduced quite significantly (inaudible) duties were a very significant barrier in Russia. So, we had quite a lot of business coming from Russia in 2007. I believe this is an indication that we’ll see business from Russia this year. I’m not sure we’ll see the same level of business as we saw lat year, but Russia is definitely active.

And we see lots of activity also in Africa and Latin America. It’s not very related to your question, but the fact that we are fairly diversified means that in a fairly strange way, each year, I guess, we have a focus on a different geographical area. So, last year Russia was very, very strong. This year, I believe, Russia will still be quite meaningful. But then we’ll see lots of deals coming from Africa and Latin America.

Jennifer Adams – Cowen & Co. Analyst

Thanks a lot for those details.

Operator

(David Bakara), Newcastle.

David Bakara – Newcastle – Analyst

First question, I was wondering if the recent acquisition announced by Radyne and Comtech had any impact, if at all, in our business in terms of some of the products you might purchase from them, if at all.

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

Not any significant, I would say, influence on our business. Bear in mind that Radyne’s business is divided into three sections in general. It’s modem, RF, video, and then they’ve acquired a [small activity], which is even different than that. From time to time we are implementing projects which include SCPC modems. And so the SCPC modems, we would buy them from different sources in the market. I think the meaning of the acquisition of Radyne by Comtech is Comtech are a big provider in the SCPC business, and Radyne as well. So, they will work together now under the same ownership. I don’t see that influencing our business.

David Bakara – Newcastle – Analyst

The second question. You mentioned in relation with the transaction that you expect the proxy to be mailed at the end of May. Does that mean that you think the proxy will be cleared straightaway, and there will not be any review by the SEC? Because I don’t believe you have filed a preliminary proxy yet.

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

You’re right. And if the SEC would like to review it, I just don’t – I cannot make any assessment with regards to this.

Tal Payne – Gilat Satellite Networks Ltd. – CFO

(inaudible) SEC review? (multiple speakers). Obviously, we can’t predict. But I wouldn’t expect it, because we had a review of the SEC of the financial report, I think, the year before last year. But, you know, anything can happen.

David Bakara – Newcastle – Analyst

Thank you.

Operator

Stella (inaudible), [Ranier].

Anton Johnson – [Raynier] – Analyst

This is [Anton Johnson], actually. I just wanted to find out if (inaudible) planned to syndicate the debt, or if they’re planning to just hold it on their books, and how that process will work after the vote. Thanks, I apologize; (inaudible). Sorry.

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

I doubt we can refer to that. We have filed the agreement as part of the 20-F, and then there is some level of detail that will be disclosed in the proxy. I don’t think I can go any further than tha.

Anton Johnson – [Raynier] – Analyst

Thank you.

Operator

[Amnon Fisch], K2 and Associates.

Amnon Fisch – K2 and Associates – Analyst

What I just wanted to ask was about a few deadlines relating to the merger, if at all you could elaborate a little bit more. When you say the third quarter as a due date, would it be the beginning or the end, and so forth? I’m just going to add as well, do you anticipate notices from the Israeli Ministry of Defense coming at a certain date, or so forth?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

I cannot give you any specific focus with regards to the date that we focus internally. The only thing I can tell you is that the [drop dead] date in the agreement is the end of September. So I guess we’ll hope that it will all be done before that (inaudible).

Amnon Fisch – K2 and Associates – Analyst

Thank you.

Opertor

(OPERATOR INSTRUCTIONS). There are no further questions at this time. Before I ask Mr. Levinberg to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-269-0005. In Israel, please call 03-925-5946. Internationally, call 9723-925-5946.

Before I ask Mr. Levinberg to make his concluding statement, there is still one more question from Linda Periti of Concordia.

Linda Periti – Concordia – Analyst

I just would like to know, which approval do you require in Israel for the go-ahead of the merger? If you could disclose specifically which ones you’re required, that would be great. Thank you very much.

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

I will have to apologize. I will refer you to the – I will have to refer you, I’m afraid, to the merger agreement, and to the proxy that will be issued towards the end of the month. I would rather not give any other descriptions as to the legal situation (technical difficulty)

Linda Periti – Concordia – Analyst

Okay, that's fine. Thank you very much anyway.

Operator

Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

Yes. Before I do that, I just want to thank Tal for being a truly wonderful colleague and trusted adviser. On behalf of the entire Gilat family, Tal, I want to express our gratitude for all your achievements in your nine years in Gilat, and to wish you continued success in the years to come. I’m going to miss these calls with you.

Tal Payne – Gilat Satellite Networks Ltd. – CFO

Thank you very much. Than you. (multiple speakers)

Amiram Levinberg – Gilat Satellite Networks Ltd. – Chairman and CEO

I would like to thank all of you for joining us for this quarter’s call. Good afternoon and good bye.

Operator

Thank you. This concludes the Gilat Satellite Networks Ltd. first quarter 2008 results conference call. Thank you for your participation. You may go ahead and disconnect.